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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
AFFIRMATIVE INSURANCE HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable
4450 Sojourn Drive, Suite 500

Address of Principal Executive Office (Street and Number)
Addison, TX 75001

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Affirmative Insurance Holdings, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”) by the March 16, 2006 because the Company’s management is finalizing its review of certain accounting matters relating to financial statement presentation and its assessment related to the Company’s internal control over financial reporting as of December 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002, and requires additional time to complete such review and assessment. Management believes the preparation of its 2005 Form 10-K is substantially complete, subject to the resolution of certain accounting presentation matters and the completion of management’s assessment of the Company’s internal control over financial reporting.

The Company is required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 for the first time as of December 31, 2005. Management’s testing of the internal control over financial reporting as of December 31, 2005, is substantially complete and the Company is in the process of evaluating identified deficiencies.

Due to the additional time required by the Company to complete these activities, the Company cannot file its 2005 Form 10-K within the prescribed period without unreasonable effort or expense. The Company currently anticipates that the 2005 Form 10-K will be filed no later than the fifteenth calendar day (March 31, 2006) following the date on which the 2005 Form 10-K was due (March 16, 2006).
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark E. Pape	972	728-6481
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management, in consultation with the Audit Committee of the Board of Directors, has determined that certain of the consolidating elimination entries used to prepare previously filed financial reports were not made in conformity with generally accepted accounting principles. The erroneous elimination entries had no effect on reported net income, earnings per share or stockholders’ equity, but did have the effect of materially understating gross revenues and expenses and misstating certain assets and liabilities. Accordingly, management has determined, and the Audit Committee concurs with management’s determination, that previously issued audited consolidated financial statements as of December 31, 2004 and for the year then ended and the previously issued unaudited interim consolidated financial statements as of and for the quarters and year to date periods ended March 31, 2005, June 30, 2005, and September 30, 2005, should be restated and should no longer be relied upon. Management is currently assessing whether the audited financial statements for the years ended December 31, 2002 and December 31, 2003 might also be restated to reflect the correction of consolidating elimination entries. The Company has discussed this matter with its independent public accounting firm. The anticipated effect of the restatements on the consolidated statements of operations for the affected periods is presented below.

EFFECT OF RESTATEMENTS ON PREVIOUSLY ISSUED
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands)
Unaudited

	For the Year ended
	December 31, 2004
	As Restated	As filed	Difference

Net premiums earned	$194,341	$194,341	$—
Commissions and fees	126,679	92,014	34,665
Net investment income	2,327	2,327	—
Realized gains (losses)	(8)	(8)	—

Total Revenues	323,339	288,674	34,665

Losses and loss adjustment expenses	128,969	128,969	—
Policy acquisition and operating expense	152,313	117,648	34,665
Interest expense	588	588	—

Total expenses	281,870	247,205	34,665

Income tax expense	15,319	15,319	—

Minority interest, net of income taxes	804	804	—
Equity in unconsolidated subsidiaries, net of income taxes	913	913	—

Net income	$24,433	$24,433	$—

	For the Quarter ended
	March 31, 2005
	As Restated	As filed	Difference

Net premiums earned	$47,210	$47,210	$—
Commissions and fees	38,346	24,761	13,585
Net investment income	227	227	—
Realized gains (losses)	(17)	(17)	—

Total Revenues	85,766	72,181	13,585

Losses and loss adjustment expenses	31,708	31,708	—
Policy acquisition and operating expense	42,084	28,499	13,585
Interest expense	217	217	—

Total expenses	74,009	60,424	13,585

Income tax expense	4,207	4,207	—
Minority interest, net of income taxes	95	95	—
Equity in unconsolidated subsidiaries, net of income taxes	173	173	—

Net income	$7,282	$7,282	$—

	For the Quarter ended			For the Six Months ended
	June 30, 2005			June 30, 2005
	As Restated	As filed	Difference	As Restated	As filed	Difference

Net premiums earned	$43,738	$43,738	$—	$90,948	$90,948	$—
Commissions and fees	30,766	23,111	7,655	69,112	47,872	21,240
Net investment income	363	363	—	590	590	—
Realized gains (losses)	(3)	(3)	—	(20)	(20)	—

Total Revenues	74,864	67,209	7,655	160,630	139,390	21,240

Losses and loss adjustment expenses	28,149	28,149	—	59,857	59,857	—
Policy acquisition and operating expense	37,287	29,632	7,655	79,371	58,131	21,240
Interest expense	174	174	—	391	391	—

Total expenses	65,610	57,955	7,655	139,619	118,379	21,240

Income tax expense	3,311	3,311	—	7,518	7,518	—
Minority interest, net of income taxes	212	212	—	307	307	—
Equity in unconsolidated subsidiaries, net of income taxes	250	250	—	423	423	—

Net income	$5,481	$5,481	$—	$12,763	$12,763	$—

	For the Quarter ended			For the Nine Months ended
	September 30, 2005			September 30, 2005
	As Restated	As filed	Difference	As Restated	As filed	Difference

Net premiums earned	$50,328	$50,328	$—	$141,276	$141,276	$—
Commissions and fees	27,901	21,436	6,465	97,013	69,308	27,705
Net investment income	799	799	—	1,389	1,389	—
Realized gains (losses)	11	11	—	(9)	(9)	—

Total Revenues	79,039	72,574	6,465	239,669	211,964	27,705

Losses and loss adjustment expenses	35,468	35,468	—	95,325	95,325	—
Policy acquisition and operating expense	32,862	26,397	6,465	112,233	84,528	27,705
Interest expense	135	135	—	526	526	—

Total expenses	68,465	62,000	6,465	208,084	180,379	27,705

Income tax expense	4,150	4,150	—	11,668	11,668	—
Minority interest, net of income taxes	274	274	—	581	581	—
Equity in unconsolidated subsidiaries, net of income taxes	173	173	—	596	596	—

Net income	$5,977	$5,977	$—	$18,740	$18,740	$—

The Company intends to restate the previously issued financial statements to reflect a correction of an error with respect to consolidating elimination entries. The restatements have no impact on previously reported net income, earnings per share or stockholders’ equity. The restated audited consolidated financial statements as of December 31, 2004 and for the year then ended and the unaudited interim consolidated financial statements as of and for the quarters and year to date periods ended March 31, 2005, June 30, 2005, and September 30, 2005 will be included in the 2005 Form 10-K, which the Company expects to file with the SEC on or before March 31, 2006.

AFFIRMATIVE INSURANCE HOLDINGS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2006	By:	/s/ Mark E. Pape
Mark E. Pape
Executive Vice President and Chief Financial Officer